SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                    FORM 6-K

                            Report of Foreign Issuer

                    Pursuant to Rule 13a- 16 or 15d-16 of the
                         Securities Exchange Act of 1934

                        Press Release dated June 12, 2000

                             Eiger Technology, Inc.
                                  818 Erie St.
                                  Stratford, ON
                                     N4Z 1A2

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

                           Form 20-F |X| Form 40-F |_|

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information by the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.]

                                 Yes |X| No |_|

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       Eiger Technology, Inc.


Date: June 12, 2000                    Mr. Gerry A. Racicot
                                       President

                          [LOGO EIGER TECHNOLOGY INC.]

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Stratford, ON Canada, June 12th 2000 - Eiger Technology Inc. (TSE:AXA
OTCBB:ETIFF), a leading manufacturer of computer, Internet and telecommunications products is pleased to report that operations at EigerNet Inc., the South Korean manufacturing subsidiary are in full gear with MP3 shipments commencing this month to two large OEM customers.

The three new lines, which include one MP3 line, can now produce over 575,000 units per month which could bring over $10,000,000US in incremental sales per month.

Eiger president and CEO, Gerry Racicot stated: "We are very excited about the MP3 market opportunities now that legal issues are being resolved and the music industry is joining forces with digital music libraries."

In addition, Eiger Technology Inc. has engaged the professional services of Optimum Public Relations to assist with its media and investor relations and corporate communications as it implements it new business strategy. Established in 1988, Optimum Public Relations offers its clients an integrated vision of communications that is aligned with the strategic orientation and business goals of the client. The professional team at Optimum Public Relations specialize in corporate and marketing public relations.

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About EigerNet Inc., EigerNet is the state-of-the-art manufacturing subsidiary, of Eiger Technology Inc. located in Korea. EigerNet manufactures computer, Internet and telecommunications products such as 56K modems and the world renowned EigerMan MP3 player. (www.eigerlabs.com)

About Optimum Public Relations, Optimum is a member of the Cossette Group, Canada largest communications-marketing agency with offices throughout Canada and in the U.S.
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                       Directors of Eiger Technology Inc.
                               G.A. Racicot, CEO

The management of the company take full responsibility for its content, prepared this press release. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

                       818 ERIE ST. STRATFORD, ON N4Z 1A2
                     519-273-0503 (TEL) 519-273-1684 (FAX)